Exhibit 99.3

CONSENT OF BLAKE, CASSELS & GRAYDON LLP

We consent to the use of and reference to our firm name and opinion under the headings “Certain Canadian Federal Income Tax Considerations” and to the reference to our firm name under the headings “Legal Matters” and “Interest of Experts” in the prospectus supplement dated June 9, 2023 forming part of the Registration Statement on Form F-10 (Registration No. 333-267554) and any amendments or supplements thereto, filed by Sandstorm Gold Ltd. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”).

By giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under the Act, or the rules and regulations promulgated thereunder.

/s/ Blake, Cassels & Graydon LLP

Vancouver, Canada

Date: June 9, 2023